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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

MAY 3 0 2018

Washington, DC

SEC FILE NUMBER
8-40905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 03/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LANCASTER POLLARD & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 E. State Street, 16th Floor
(No. and Street)

Columbus	Ohio	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT T. KIRKWOOD, COO & CFO — (614) 224-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

191 West Nationwide Blvd. Suite 500	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert T. Kirkwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LANCASTER POLLARD & CO., LLC, as of March 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

COO & CFO

Title

Notary Public

MELISSA K. BARWICK
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES DECEMBER 25, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANCASTER
POLLARD

LANCASTER
POLLARD

Statement of Financial Condition

Lancaster Pollard & Co., LLC
(a wholly owned subsidiary of Lancaster Pollard Holdings, LLC)
As of March 31, 2018
With Report of Independent Registered Public Accounting Firm

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

Lancaster Pollard & Co., LLC
(a wholly owned subsidiary of Lancaster Pollard Holdings, LLC)

Financial Statement and Notes

As of March 31, 2018

Contents

KPMG

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member
Lancaster Pollard & Co., LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lancaster Pollard & Co., LLC (a wholly owned subsidiary of Lancaster Pollard Holdings, LLC) (the Company) as of March 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

Columbus, Ohio
May 25, 2018

Lancaster Pollard & Co., LLC
(a wholly owned subsidiary of Lancaster Pollard Holdings, LLC)
Statement of Financial Condition

As of March 31, 2018

Assets	
Cash	$ 5,245,573
Restricted cash	898,316
Accounts receivable	176,486
Due from affiliates	122,764
Derivative assets, at fair value	11,036,892
Prepaid expenses	241,079
Property and equipment, net	625,423
Total assets	$ 18,346,533
Liabilities and member's capital	
Liabilities:	
Deferred revenue	$ 20,238
Accounts payable	223,613
Derivative liabilities, at fair value	9,819,345
Deposits and advances	1,137,000
Accrued expenses and other liabilities:	
Employee compensation and benefits	1,189,635
Other accrued liabilities	548,532
Total liabilities	12,938,363
Member's capital	5,408,170
Total liabilities and member's capital	$ 18,346,533

See accompanying notes to the statement of financial condition.

Lancaster Pollard & Co., LLC
(a wholly owned subsidiary of Lancaster Pollard Holdings, LLC)

Notes to Statement of Financial Condition

As of March 31, 2018

1. Nature of Business and Significant Accounting Policies

Nature of Operations

Lancaster Pollard & Co., LLC (the Company) is a wholly owned subsidiary of Lancaster Pollard Holdings, LLC (the Parent), which was purchased effective September 12, 2017 by ORIX USA Corporation, which is a majority owned subsidiary of ORIX Corporation. The Company is registered under the laws of the state of Delaware as a single member limited liability corporation and is treated as a "Disregarded Entity" for income tax purposes. The Company is engaged predominantly in the underwriting of taxable and tax-exempt securities, financial and mergers and acquisition (M&A) consulting, primarily to the healthcare and senior living industries, as well as trading of taxable multifamily mortgage-backed securities. The Company conducts operations principally in Columbus, Ohio and has offices in Atlanta, Austin, Kansas City, Newport Beach, Minneapolis, Philadelphia, Chicago, Denver, and Bozeman.

The Company is registered as a securities broker and dealer pursuant to the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company had a change in its fiscal year end from a calendar year end as of December 31 to a March 31 fiscal year end as a result of the purchase of the Parent.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Restricted Cash

Restricted cash consists of good faith deposits as well as a clearing deposit held with the Company's clearing broker dealer pursuant to a custodial agreement.

1. Nature of Business and Significant Accounting Policies (continued)

Accounts Receivable

Accounts receivable are stated at net invoice amounts. An allowance for doubtful accounts is established based on a specific assessment of all invoices that remain unpaid following normal payment periods. All amounts deemed to be uncollectible are charged against the allowance for doubtful accounts in the period the determination is made. Management determined that an allowance for doubtful accounts was not necessary as of March 31, 2018.

Derivative Assets and Liabilities

As part of its business of selling and trading taxable mortgage-backed securities, the Company's risk management strategy includes executing forward commitments to sell taxable mortgage-backed securities to unaffiliated counterparties. Simultaneously with the execution of a forward sale commitment, the Company enters into a forward purchase commitment with the unaffiliated counterparty which holds the loan commitment with a borrower for the mortgage-backed security specified in the forward sale commitment. These commitments are executed simultaneously to economically hedge changes in fair value of the commitment to purchase the mortgage-backed security that may occur due to movements in interest rates.

The commitments meet the definition of a derivative in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 815, *Derivative Instruments and Hedging*, and are recorded at fair value in the statement of financial condition. These derivatives are not designated as hedges for accounting purposes. As of March 31, 2018, the Company had mandatory commitments to deliver $374,927,443 of fixed-rate mortgage-backed securities and written commitments to purchase $374,927,443 of the identical securities from unaffiliated counterparties.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives of the related assets. Furniture, fixtures and equipment are depreciated over 1 to 10 years. Leasehold improvements are depreciated over 7 years. Expenditures for maintenance and repairs are charged to expense as incurred.

1. Nature of Business and Significant Accounting Policies (continued)

Deposits and Advances

Deposits and advances include good faith deposits from counterparties. On underwriting and financial advisory engagements, when the transaction closes, the deposits are recognized into income in accordance with the contractual terms.

Income Taxes

The Company has elected to be treated as a single member limited liability corporation for income tax purposes. Under this election, the member reports taxable income and pays any federal income tax.

Subsequent Events

The financial statement and related disclosures include evaluation of subsequent events through the date the financial statement was issued.

2. Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*, which clarifies existing accounting literature relating to how and when a company recognizes revenue. Under ASU 2014-09, a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. ASU 2014-09 will be effective for the Company in fiscal 2019. No change to base revenue recognition as all fees are currently recognized when earned and collectability is reasonably assured in current practice. Management does not anticipate material changes to the nature and timing of revenue recognition as a result of the guidance.

In February 2016, the FASB issued ASU 2016-02, *Leases* ("ASU 2016-02"), which requires a lessee to recognize a right-of-use asset and a corresponding lease liability for virtually all leases. The liability will be equal to the present value of lease payments while the right-of-use asset will be based on the liability, subject to adjustment, such as for initial direct costs. In addition, ASU 2016-02 expands the disclosure requirements for lessees. The Company will be required to record a lease asset and lease liability related to its operating leases. ASU 2016-02 will be effective for the Company in fiscal 2020. The Company is in the process of determining what impact, if any, the adoption of this ASU will have on its statement of financial condition.

3. Investments

The Company's investments during the period were comprised of fixed-rate municipal bonds. As of March 31, 2018, there were no investments held.

4. Property and Equipment

Major classes of property and equipment at March 31, 2018 were as follows:

Leasehold improvements	$ 47,362
Construction in progress	13,619
Furniture, fixtures and equipment	2,319,638
Total cost	2,380,619
Accumulated depreciation	(1,755,196)
Property and equipment, net as of March 31, 2018	$ 625,423

5. Contingencies and Indemnifications

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated.

However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any liability in the financial statement for any contingencies or indemnifications.

6. Operating Leases

The Company leases office facilities, copiers and vehicles under noncancellable operating lease agreements expiring at various dates through December 2022.

A summary of future minimum lease payments is as follows:

6. Operating Leases (continued)

Years ending March 31:

2019	$	925,053
2020		656,986
2021		129,924
2022		133,405
2023		90,508
Thereafter		-

7. Related Party Transactions

The Company earns management fees from companies under common ownership. The management fees are mutually agreed upon on an annual basis and include reimbursements for employee compensation and benefits, occupancy costs, overhead, and other management services provided by the Company. The Company also pays certain operating and employee compensation expenses on behalf of companies under common ownership for which they are reimbursed. At March 31, 2018, the related party receivables were $122,764 which represented expense reimbursements.

The Company participated in the Parent's Amended and Restated 2006 Option Plan (the Plan) whereby certain employees are granted options to purchase ownership units of the Parent. As of September 12, 2017, the Plan was terminated as a result of the change in ownership.

8. Employee Benefit Plan

The Company maintains a safe harbor 401(k) plan covering all full-time employees who meet certain age and length of service requirements. Employees may contribute up to 100 percent of their compensation subject to certain limits based on federal tax laws.

The plan also provides a discretionary profit-sharing contribution in an amount determined by management on an annual basis. The Company did not make any discretionary contributions to the plan for the year ended March 31, 2018. Discretionary profit-sharing contributions to the plan vest after three years. All other contributions to the plan vest immediately.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital of the greater of 6.67 percent of aggregate indebtedness or $100,000, and a ratio of aggregate indebtedness to net capital (net capital ratio) which shall not exceed 15 to 1, as those terms are defined by 15c3-1. At March 31, 2018, the Company was in compliance with both minimum requirements. At March 31, 2018,

9. Net Capital Requirements (continued)

the Company's net capital and excess net capital were $3,039,934 and $2,177,376, respectively, and its net capital ratio was 4.26 to 1.

10. Fair Value Measurements

ASC Topic 820 requires certain assets and liabilities be reported at fair value in the financial statement and provides a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the valuation techniques and inputs used to measure fair value.

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are observable inputs other than quoted prices included in Level 1. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management's own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset. Significant Level 3 inputs include forecasted future cash flows, interest rates and discount rates.

In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability. A description of the valuation methodologies used for assets and liabilities measured at fair value is set forth below. These valuation methodologies were applied to all of the Company's assets and liabilities carried at fair value:

- *Derivative assets and liabilities* – The forward purchase and sale commitments are reported at fair value using the market approach. The market approach utilizes observable inputs such as Treasury rates, swap spreads and market spreads for similar assets considering the underlying terms of the securities to derive the fair value. As such, these derivative instruments are classified as Level 2.

10. Fair Value Measurements (continued)

The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2018, segregated by the level of the valuation inputs within the fair value hierarchy used to measure fair value.

	As of March 31, 2018			
	Level 1	Level 2	Level 3	Total
Assets				
Derivative assets	$ -	$ 11,036,892	$ -	$ 11,036,892
Total	$ -	$ 11,036,892	$ -	$ 11,036,892
Liabilities				
Derivative Liabilities	$ -	$ 9,819,345	$ -	$ 9,819,345
Total	$ -	$ 9,819,345	$ -	$ 9,819,345

There were no transfers between Level 1, Level 2 or Level 3 during the periods ended December 31, 2017 or March 31, 2018.

LANCASTER
POLLARD

www.lancasterpollard.com